EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State of Incorporation

Avistar Systems Corporation (1)	Delaware
Collaboration Properties, Inc.	Nevada
Avistar Systems (U.K.) Limited	U.K.
Avistar Corporation	Delaware
Avistar Financial Corporation	Delaware

(1)	In July 2001, the Board of Directors of Avistar Communications and the board of directors of Avistar Systems approved the merger of Avistar Systems, the wholly owned subsidiary of Avistar Communications, with and into Avistar Communications. The merger was completed in July 2001.